October 12, 2005

Jack Draper
President
Firstplus Financial Group, Inc.
5100 N. O`Connor Boulevard
6th Floor
Irving, TX  75039

      Re:	Firstplus Financial Group, Inc.
		Revised Preliminary Proxy Statement on Schedule 14A
Filed October 11, 2005
		File No. 1-13753

Dear Mr. Draper:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why a comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule 14A

Security Ownership of Certain Beneficial Owners and Management
1. We reissue comment 16 in part. Please revise the last sentence in the first paragraph as previously requested, with respect to The FPFX
Shareholder Value Committee since that committee has filed a Schedule
13D. As currently drafted, your disclosure states that that committee has not made the required filing.
2. Refer to your disclosure regarding the additional committee.
If
you believe additional shareholders have formed a group, then please provide us additional information in this regard. Based upon public information, it is unclear whether a group has been formed as you state in your disclosure.
3. It appears from each of the preliminary proxy statement and the
Schedule 13D amendment filed by The FPFX Shareholder Value Committee on October 6, 2005, that Mr. Gulenyan is no longer part of the committee. Please revise the table to update the disclosure accordingly.

Form of Proxy
4. We reissue comment 17 because: (1) your "for" box does not indicate that it is a box "for all"; and (2) you do not indicate that if security holders wish to withhold votes for particular nominees, they must check the "for" box and then withhold votes by writing in names of the particular nominees below. We are concerned that a security holder would check the "withhold for all" box and then write in names below. It is unclear how that proxy would be voted. Please see the sample proxy in Exchange Act Release No. 31326 (October 16,
1992), cited in our prior comment.

Closing Comments

      Please amend the Schedule 14A promptly to comply with our comments. In addition, provide a letter keying your responses to the comments, and provide any requested supplemental information. If you believe complying with these comments is not appropriate, tell us why in your letter. The response letter should be uploaded to EDGAR, with the form type label "CORRESP" and linked to the Exchange Act file number. We may have comments after reviewing revised materials and your responses.

      You should contact the undersigned at (202) 551-3619 for assistance with respect to the foregoing comments and your proxy materials. Direct all correspondence to the following ZIP code:
20549-3628.

Sincerely,



Daniel F. Duchovny
Attorney-Advisor
Office of Mergers and Acquisitions


cc:  Doug Berman, Esq. (via facsimile: (214) 855-4300)
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Jack Draper
Firstplus Financial Group, Inc.
October 12, 2005
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3628

         DIVISION OF
CORPORATION FINANCE